September 2, 2008	Phillip A. Reinsch
Executive Vice President
and Chief Financial Officer
Submitted Via EDGAR and Facsimile
Jaime G. John
Staff Accountant, Division of Corporate Finance
U.S. Securities and Exchange Commission
100 Fifth Street, N.E.
Mail Stop 4561
Washington, D.C. 20549
Re:	Capstead Mortgage Corporation (the “Company”) Form 10-K for the year ended December 31, 2007 File No. 001-08896
Dear Ms. John:
     Our responses to the staff’s comments in the August 21, 2008 comment letter are set forth below. To facilitate your review, the comments of the staff have been set forth below in italics and are followed by our response.
Form 10-K for the Year Ended December 31, 2007
Item 1. Business, page 31
1.	We note the disclosure on page 33 of your excerpted annual report to shareholders that you experienced greater than anticipated margin calls due to declines in the market value of pledged assets. Please tell us how you will disclose, in future filings, if you had to sell any assets to cover those calls.

Most of our borrowings have 30-day terms that mature throughout each month. The terms and conditions of these borrowings are established with each new borrowing, including lender margin requirements expressed as a percentage of fair value of assets pledged (“lender haircuts”). Additionally, either party may make margin calls to reestablish lender haircuts at any time throughout the term of a borrowing based on changes in the valuation of the assets pledged due to changes in market conditions or principal pay downs.

On page 33 of our excerpted annual report we describe how during a period of sharply contracting market liquidity we proactively reduced our portfolio leverage by selling a portion of our portfolio because of the possibility lender haircuts would increase and market values of our assets would decline further. This sharp contraction in market liquidity and how we dealt with it is discussed further on pages 36 and 37 under the
CAPSTEAD MORTGAGE CORPORATION
8401 North Central Expressway Suite 800 Dallas, Texas 75225-4410 (214) 874-2380 Fax (214) 874-2398

Jaime G. John
September 2, 2008

caption “Utilization of Long-term Investment Capital and Potential Liquidity.” We want to emphasize that assets were not sold to cover actual margin calls during this episode. In future filings we will continue to provide meaningful disclosure relative to our liquidity, including detailed discussions of any portfolio restructuring efforts, changes in portfolio leverage or changes in lender haircuts. Should it ever be necessary to sell assets to cover actual margin calls, this would be disclosed.

2.	Please tell us how you will disclose, in future filings, the amount of additional collateral you had to provide to cover all the margin calls that occurred during the fiscal year.

In our 2008 filings we have enhanced our disclosure regarding lender haircuts in the context of our discussions of portfolio leverage and overall liquidity and capital resources. In addition, changes in the valuation of our portfolio and how that impacts our portfolio leverage and liquidity continues to be described as well. Any additional disclosure based on an aggregation of margin calls related to lender haircut requirements or changes in the valuation of our portfolio would not be meaningful, in our opinion, due to the sheer amount of borrowings that roll on a monthly basis. That said, should it ever be necessary to sell assets to cover actual margin calls resulting from an intense market disruption, we fully recognize that it may be useful to disclose the amount of any such actual margin calls in order to convey to our investors the particulars of such a situation, if it were to occur.
Exhibit 13
Financial Statements and Notes
Consolidated Statements of Income, page 6
3.	We note that the calculation of net interest income does not include interest expense on unsecured borrowings. Please tell us your basis in GAAP for including interest expense on unsecured borrowings within other revenue (expense) rather than within net interest income.

On our consolidated statements of income, we present interest income and expense directly related to our portfolio investments under the caption “Mortgage securities and similar investments” in order to present a net margin on these investments before other revenue and expenses not directly related to the portfolio. As described throughout our filings, we consider unsecured borrowings, net of investments in related trusts reflected as unconsolidated affiliates, as a component of our long-term investment capital along with our perpetual preferred stockholders’ equity and common stockholders’ equity. Accordingly, it is appropriate to reflect interest expense on unsecured borrowings as a component of Other revenue (expense) rather than as part of interest expense directly related to our portfolio.

Jaime G. John
September 2, 2008

Reports on Corporate Governance and Reports of Independent Registered Public Accounting Firm
Report of Management on Effectiveness of Internal Control Over Financial Reporting, page 56
4.	Please tell us what consideration you gave to including a statement regarding the auditor attestation report on your internal control over financial reporting per Item 308(a)(4) of Regulation S-K.

With the change in auditor attestation requirements in 2007 we inadvertently deleted reference to the auditor’s remaining internal control audit work. We will include an appropriate reference statement in future filings.
Certifications
5.	We note that your certifications were not filed in the exact form as outlined in Item 601(B)(31)(i) of Regulation S-K. Some of the discrepancies include deleting the language "(the registrant’s fourth fiscal quarter in the case of an annual report)” in paragraph 4(d), deleting the language “(or persons performing the equivalent functions)” in the introductory language in paragraph 5 and replacing the word “auditors” with “independent registered public accounting firm” in paragraph 5. Please confirm that future filings will include certifications in the exact form as outlined in Item 601(B)(31)(i) of Regulation S-K.

Future filings will include certifications in the exact form as outlined in Item 601(B)(31)(i) of Regulation S-K.
Form 10-Q for the Six Months Ended June 30, 2008
Financial Statements and Notes
Note 10. Disclosures Regarding Fair Values of Mortgage Securities and Similar Instruments, page 13
6.	We note that your tabular presentation under SFAS 107 does not include the carrying amount and fair value of financial assets and liabilities other than mortgage securities classified as available for sale, which is contrary to your disclosures in Note 9 to your annual financial statement filed in your 2007 Form 10-K. To the extent this presentation is also intended to encompass the disclosures required under SFAS 157, please clarify your basis for not including the fair value measurements for each major category of assets and liabilities.

Jaime G. John
September 2, 2008

Since SFAS107 is not required for interim financial statements, Note 10 to the consolidated financial statements included in our June 30, 2008 quarterly report on Form 10-Q focuses on SFAS115 disclosures. General SFAS157 disclosures are included in Note 2, while specific disclosures for our assets and liabilities that are measured at fair value are included in Note 6 for derivatives and Note 10 for assets classified as available-for-sale.
Proxy Statement Filed March 10, 2008
Executive Compensation
Compensation Discussion and Analysis, page 14
Base Salaries, page 15
7.	We note the disclosure on page 15 that you considered a peer analysis to arrive at the 18% average increase in salaries. Please tell us how the peer analysis leads to the final determination on the level of salary and increase. Provide such disclosure in future filings.

The peer analysis used by the compensation committee of the board in June of 2007 illustrated that our executive officers were underpaid relative to their peers by a substantial margin and Mr. Jacobs proposed to the committee base salary increases developed to address this. As our compensation discussion and analysis states, the committee determined that increases in base salaries were appropriate to adequately compensate management for performance and to remain competitive with peers and substantial increases averaging 18% were approved, even though the full amounts proposed by Mr. Jacobs were not. In future filings we will disclose by what percentage this peer analysis illustrated that our executive officers were underpaid relative to their peers.
Annual Incentives, page 15
8.	Please tell us the targets yielded by the formula and how actual financial performance measured up to those targets in your determination to not award any annual incentive compensation.

For the year ended December 31, 2007 the incentive formula pool threshold (average 10-year U. S. Treasury rate plus 200 basis points) was 6.63% while our return on common equity capital was less than 3%, thus the formula yielded no incentive pool and the Compensation Committee, in its discretion, chose to not award any incentive compensation.

Jaime G. John
September 2, 2008

Long Term Incentives, page 16
9.	Please tell us how the amounts awarded were determined and provide such disclosure in your future filings.

We respectfully submit that this information is provided on page 17 in the second full paragraph:
“...the committee decided to make stock awards...after review of all elements of compensation and taking into consideration that there was no incentive pool. The committee believed that even without an incentive pool the executive officers deserved recognition of their successful efforts in executing our business plan through the industry-wide liquidity crisis..., as well as two successful equity offerings...”
     We respectfully submit the foregoing for your consideration in response to your comment letter dated August 21, 2008. The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the filing; that the staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and that it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. If you have any further questions concerning this filing, please contact me at (214) 874-2380.

Sincerely,
/s/ Phillip A. Reinsch
Phillip A. Reinsch
Chief Financial Officer

cc:	Cicely LaMothe — U.S. Securities and Exchange Commission (via facsimile)
Andrew F. Jacobs — Capstead Mortgage Corporation (via facsimile)
David Barbour — Andrews Kurth LLP (via facsimile)
Muriel C. McFarling — Andrews Kurth LLP (via facsimile)
Leslie Carroll — Ernst Young (via facsimile)